                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                            CENTERPOINT ENERGY, INC.
                       (Name of Subject Company (issuer))

                            CENTERPOINT ENERGY, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person)

                    2.875% CONVERTIBLE SENIOR NOTES DUE 2024
                         (Title of Class of Securities)

                                   15189T AK 3
                                   15189T AL 1
                      (CUSIP Number of Class of Securities)

                              RUFUS S. SCOTT, ESQ.
    VICE PRESIDENT, DEPUTY GENERAL COUNSEL AND ASSISTANT CORPORATE SECRETARY
                            CENTERPOINT ENERGY, INC.
                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-1111
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                             GERALD M. SPEDALE, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*   AMOUNT OF FILING FEE**
----------------------   ----------------------
     $255,000,000                $27,285

* For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows:
     The purchase price of the 2.875% Convertible Senior Notes Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of December 14, 2006 there was $255,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $255,000,000.

** The amount of the filing fee equals $107.00 per $1 million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO is filed by CenterPoint Energy, Inc., a Texas corporation (the "Company"), and relates to the Company's offer to purchase the 2.875% Convertible Senior Notes due 2024 that were issued by the Company (the "Notes"), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated December 14, 2006 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to
(a)(1)(E) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials").

     The Notes were issued pursuant to the Indenture dated as of May 19, 2003 (the "Original Indenture") by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee (the "Trustee"), as amended and supplemented by Supplemental Indenture No. 4 dated as of December 17, 2003 ("Supplemental Indenture No. 4") and Supplemental Indenture No. 5 dated as of December 13, 2004 ("Supplemental Indenture No. 5") (such Original Indenture, as amended and supplemented by Supplemental Indenture No. 4 and Supplemental Indenture No. 5, the "Indenture"). The Notes are convertible into cash and, at the Company's option, shares of the Company's common stock, par value $0.01 per share. The Company will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of Notes converted and the Company's conversion obligation, and, at the Company's option, by delivering cash, shares of the Company's common stock or a combination thereof to the extent that the conversion obligation exceeds the aggregate principal amount of Notes being converted.

     The right of holders to surrender their Notes for purchase by the Company (which we refer to as the "Option") will expire at 5:00 p.m., New York City time, on Friday, January 12, 2007. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 9.

     The Company is the issuer of the Notes, and the Company is offering to purchase for cash all of the Notes if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Notes and the Option Materials. The Notes are convertible into cash and, at the Company's option, shares of the Company's common stock. The Company maintains its principal executive offices at 1111 Louisiana, Houston, Texas 77002. The Company's telephone number at that address is (713) 207-1111. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

     The Company believes that its financial condition is not material to a holder's decision whether to put the Notes to the Company because (1) the consideration being paid to holders surrendering Notes consists solely of cash,
(2) the Option is not subject to any financing conditions, (3) the Option applies to all outstanding Notes and (4) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

ITEM 11. ADDITIONAL INFORMATION.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b)  Other Material Information. Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)(A) -- Company Notice to Holders of CenterPoint Energy, Inc.'s 2.875%
             Convertible Senior Notes due 2024, dated December 14, 2006.

(a)(1)(B) -- Form of Purchase Notice.

(a)(1)(C) -- Form of Notice of Withdrawal.

(a)(1)(D) -- Substitute Form W-9.


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

(a)(1)(E) -- Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

(a)(5)(A) -- Company Press Release dated December 14, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 14, 2006).

(b)       -- $1,200,000,000 Amended and Restated Credit Agreement dated as of
             March 31, 2006 among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 31, 2006).

(d)(1)    -- Indenture, dated as of May 19, 2003, between the Company Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 19, 2003).

(d)(2)    -- Supplemental Indenture No. 4 dated as of December 17, 2003 between the Company and the Trustee (incorporated by reference to Exhibit
             4.2 to the Company's Current Report on Form 8-K dated December 10,
             2003).

(d)(3)    -- Supplemental Indenture No. 5, dated as of December 13, 2004, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 9, 2004).

(g)       -- Not applicable.

(h)       -- Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable


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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2006

                                        CENTERPOINT ENERGY, INC.


                                        By: /s/ James S. Brian
                                            ------------------------------------
                                            James S. Brian
                                            Senior Vice President and Chief
                                            Accounting Officer

                                INDEX TO EXHIBITS

(a)(1)(A) -- Company Notice to Holders of CenterPoint Energy, Inc.'s 2.875%
             Convertible Senior Notes due 2024, dated December 14, 2006.

(a)(1)(B) -- Form of Purchase Notice.

(a)(1)(C) -- Form of Notice of Withdrawal.

(a)(1)(D) -- Substitute Form W-9.

(a)(1)(E) -- Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

(a)(5)(A) -- Company Press Release dated December 14, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 14, 2006).

(b)       -- $1,200,000,000 Amended and Restated Credit Agreement dated as of
             March 31, 2006 among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 31, 2006).

(d)(1)    -- Indenture, dated as of May 19, 2003, between the Company Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 19, 2003).

(d)(2)    -- Supplemental Indenture No. 4 dated as of December 17, 2003 between the Company and the Trustee (incorporated by reference to Exhibit
             4.2 to the Company's Current Report on Form 8-K dated December 10,
             2003).

(d)(3)    -- Supplemental Indenture No. 5, dated as of December 13, 2004, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated December 9, 2004).

(g)       -- Not applicable.

(h)       -- Not applicable.


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